SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File No. 00-26505

A.                                   FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Community National Bank

401(k) Profit Sharing Plan

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.                                     NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

401 West “A” Street
San Diego, California 92101

Community National Bank
401(k)  Profit Sharing Plan

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the
Community National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Community National Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Board of Directors of First Community Bancorp, the Plan’s sponsor, voted on October 26, 2006, to terminate the Plan.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2005 financial statements to the liquidation basis used in presenting the 2006 financial statements.

/s/ Grobstein, Horwath & Company LLP

Costa Mesa, California
July 26, 2007

See accompanying notes to financial statements.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the

Community National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Community National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement  based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California
August 2, 2006

See accompanying notes to financial statements.

Community National Bank
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
	(Dollars in thousands)
Investments at fair value:
Common stock	$7,239	$8,546
Deposits with Principal Life Insurance Company:
Pooled separate accounts, at fair value	4,922	3,647
Guaranteed interest accounts, at fair value	192	187
Participant loans	200	247
Receivables:
Participant contributions	—	39
Employer contributions	—	15
Net assets available for benefits	$12,553	$12,681

See accompanying notes to financial statements.

Community National Bank
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

(Dollars in thousands)
Additions to net assets attributable to:
Investment income:
Interest and dividends	$120
Net appreciation in fair value of investments	1,659
Total investment income	1,779

Contributions:
Employer	311
Participants	930
Rollovers	287
Total contributions	1,528
Total additions	3,307

Deductions from net assets attributable to:
Benefits paid to participants	3,399
Administrative expenses	36
Total deductions	3,435
Decrease in net assets	(128)

Net assets available for benefits:
Beginning of the year	12,681
End of the year	$12,553

See accompanying notes to financial statements.

Community National Bank
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

(1) Description of the Plan

The following description of the Community National Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Community National Bank (the Company) that have elected to participate in the Plan. Community Bancorp Inc. and its subsidiary Community National Bank were acquired by First Community Bancorp on October 26, 2006, upon which all assets of the plan were frozen.  As successor to Community Bancorp Inc., the Plan is administered by First Community Bancorp.  First Community Bancorp intends to terminate the Plan and is awaiting favorable determination from the Internal Revenue Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who complete three months of service and are at least 21 years of age are eligible to participate in the Plan on the first day of the month following their date of hire.  Participants can contribute, under a salary reduction agreement, up to 100% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,000 for 2006 and $14,000 for 2005.  Subject to certain contributions, the Company makes matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 3% of the participant’s compensation for that pay period.  Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

(c) Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d) Vesting

Participant contributions are immediately fully vested. The Company fully vested the matching contributions effective with the acquisition of Community Bancorp Inc.

(e) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f) Participant Loans

Loans to participants may be made, at the discretion of the Plan’s administrator, for up to 50% of the participants vested account balance in an amount not less than $1,000 and not to exceed $50,000.  Such loans are collateralized by the participant’s vested balance in the Plan and are for a fixed term requiring regular payments.  The loans bear a reasonable rate of interest. Effective with the acquisition of Community Bancorp, Inc. all assets were frozen and routine loan payments were not accepted by the Plan. Participants have the ability to pay the loan balance in full prior to termination of the plan or deem their outstanding loan balance as a distribution, which is subject to certain tax consequences.

(g) Plan Termination

First Community Bancorp intends to terminate the Plan, subject to the provisions of ERISA. An application for termination was filed with the Internal Revenue Service on May  15, 2007.  Shortly after receipt of a favorable determination letter, the plan will be terminated.  The application is pending with the Internal Revenue Service. Upon termination of the Plan, participant balances will be distributed to IRA accounts or the participants current employer’s plan.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the liquidation basis of accounting as of December 31, 2006 and for the year then ended.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investment Valuation and Investment Income

The Plan’s investments are maintained in pooled separate accounts and within a group annuity contract. The investments in pooled separate accounts are valued at the asset value of the underlying investments based on quoted market prices. The Guaranteed interest accounts are group annuity contracts and are valued at contract value and consist of contributions and reinvested income, less any withdrawals plus accrued interest. Participant loans are valued at the outstanding loan balance. All investments values are considered to materially approximate the liquidation basis of accounting.

The Plan also has investments in First Community Bancorp common stock in 2006 and investments in Community Bancorp Inc. common stock in 2006 and 2005. These shares are valued at quoted market prices on a trade-date basis.

Appreciation (depreciation) in fair value of investments is the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

(d) Payment of Participant Benefits

Participant benefits are recorded when paid.

(e) Administrative Expenses

Administrative expenses of the Plan may be paid by the Plan sponsor or the assets of the Plan. Such expenses include, but are not limited to expenses for bonding required by ERISA, recordkeeping and other administrative services, and fees and expenses of the custodian.

(f) Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

 (3) Investments

The following table presents the fair value of investments as of December 31, 2006 and 2005, with individual investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

Investment	2006	2005
First Community Bancorp Common Stock	$7,238,882	$—
Community Bancorp, Inc. Common Stock	—	8,546,179
Principal Money Market Separate Account	791,453	403,206	*

*                                         Less than 5% as of December 31, 2005, presented for comparison only.

During the year ended December 31, 2006, the Plan’s investments (including investment securities bought, sold and held during the year) appreciated as follows:

Investment	2006
First Community Bancorp Common Stock	$1,147,933
Principal managed pooled separate accounts	510,513

(4) Party-in-interest Transactions

The Plan invests in units of pooled separate accounts managed by Principal Life Insurance Company, the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $36,000 for the year ended December 31, 2006.

The Plan’s investment in the First Community Bancorp’s common stock amounted to $7,238,882 at December 31, 2006.  The Plan’s investment in the Community Bancorp Inc. common stock amounted to $8,546,179 as of December 31, 2005. The Plan held 181,836 and 240,737 shares of the respective company’s common stock as of December 31, 2006 and 2005. Such investments represented 58 and 67 percent of the Plan’s net assets available for benefits at December 31, 2006 and 2005.

(5) Tax Status

The IRS has determined and informed the Company by a letter dated June 24, 2003, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Comunity National Bank
401(k) Profit Sharing Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b)	(c)
Identity of issuer, borrower, lessor or similar party.	Description of Investment	Current Value
* First Community Bancorp.	First Community Bancorp Common Stock	$7,238,882
* Principal Life Insurance Company	Principal Money Mkt Sep Acct	791,453
* Principal Life Insurance Company	Guaranteed Interest Account	191,731
* Principal Life Insurance Company	Principal LG-Cap Stock Index Sep Acct	427,407
* Principal Life Insurance Company	Principal Diversified Intl Sep Acct	482,148
* Principal Life Insurance Company	Principal Bond and Mtg Sep Acct	297,595
* Principal Life Insurance Company	Principal PTNR Md-Cp Gr II Sep Acct	256,081
* Principal Life Insurance Company	Principal PTR LG-Cap Value Sep Acct	457,556
* Principal Life Insurance Company	Principal PTR SmCap Value II Sep Acct	230,892
* Principal Life Insurance Company	Principal Mid-Cap Stock Index Sep Acct	16,415
* Principal Life Insurance Company	Principal Small Co Blend Sep Acct	175,390
* Principal Life Insurance Company	Principal Sm-Cap Growth II Sep Acct	173,282
* Principal Life Insurance Company	Principal Government & HQ Bond Sep Acct	133,583
* Principal Life Insurance Company	Principal Med Co Blend Sep Acct	101,517
* Principal Life Insurance Company	Principal Lifetime 2020 Sep Acct	305,398
* Principal Life Insurance Company	Principal U.S. Property Sep Acct	89,229
* Principal Life Insurance Company	Principal MidCap Growth I Sep Acct	117,516
* Principal Life Insurance Company	Principal PTR Lg-Cap Blend I Sep Acct	100,729
* Principal Life Insurance Company	Principal Lifetime Str Inc Sep Acct	114,697
* Principal Life Insurance Company	Principal PTR LG-Cap Growth II Sep Acct	90,752
* Principal Life Insurance Company	Principal PTR Mid-Cap Value I Sep Acct	81,702
* Principal Life Insurance Company	Principal Med Co Value Sep Acct	67,375
* Principal Life Insurance Company	Principal Stock Emphasis Bal Sep Acct	45,705
* Principal Life Insurance Company	Principal PTR LgCap Growth Sep Acct	65,852
* Principal Life Insurance Company	Principal Lifetime 2010 Sep Acct	144,039
* Principal Life Insurance Company	Principal Lifetime 2040 Sep Acct	50,223
* Principal Life Insurance Company	Principal Sm-Cap Stk Idx Sep Acct	60,879
* Principal Life Insurance Company	Principal Lifetime 2030 Sep Acct	32,672
* Principal Life Insurance Company	Principal Bond Emphasis Bal Sep Acct	10,308
* Principal Life Insurance Company	Principal Lifetime 2050 Sep Acct	1,194
* Participant Loans	Range of Interest Rates Range from 4.0% to 8.25%, maturities through September 2011.	200,399
		$12,552,601

*Represents a party-in-interest.

NOTE: Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community National Bank 401(k) Profit Sharing Plan

Date: August 27, 2007	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Senior Vice President
First Community Bancorp